May 5, 2006

VIA FAX AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-0303

Attention: Ms. Carmen Moncada-Terry

RE:	Surge Global Energy, Inc.
Registration Statement on Form SB-2
Filed December 30, 2005
File No. 333-130817
Amendment No. 1 to Form SB-2 filed on December 30, 2005

Dear Ms. Moncada-Terry:

On behalf of Surge Global Energy, Inc. (the “Company”), this letter sets forth the responses of the Company to the comments of the staff contained in your letter dated January 27, 2006.  Also enclosed herewith is Amendment No. 1 to Form SB-2 (“Amendment No. 1”).  We are also providing you with courtesy copies of Amendment No. 1 marked to show all changes made since their filing with the Commission on December 30, 2005.  Amendment No. 1 incorporates the Company’s updated financial statements for the year ended December 31, 2005, as well as updated disclosure set forth in the Company’s Annual report on Form 10-KSB, filed on April 17, 2006, and the Proxy Statement for the Company’s Annual Meeting of Stockholders, filed on May 1, 2006.

The comments of the Staff are set forth in their entirety in bold text below, and responses to such comments are set forth in plain text immediately beneath each comment.

1.  Advise us whether you believe you continue to qualify as a small business issuer given the amount of your public float.  We may have additional comments.

In reliance on Regulation SB, Item 10(a), the Company believes that it satisfies the requirements to remain a small business issuer as set forth in Item 10(a)(2)(iii).  The Company’s public float has remained within the $25 million limit for each of the last two consecutive fiscal years.

The Company calculates its public float for fiscal 2005 year end as $23,315,326.  This float is based on 33,499,463 shares outstanding, 14,388,540 of which were held by non-affiliates, and a closing stock price of $1.22 per share, all as of November 14, 2005, a date within 60 days prior to the end of the fiscal year, as permitted by the Note to Regulation SB, Item 10(a)(1).  Please note that 7,822,366 shares held by Deep Well Oil & Gas on November 14, 2005 were subject to a Voting Agreement, pursuant to which the Company retained voting control of the shares.  Consequently we’ve treated these shares as affiliate shares for the purpose of the public float analysis.

The Company also notes that assuming the conversion of all of the derivatives underlying the shares registered pursuant to its recent Form SB-2 filing, the Company may exceed the public float requirement for fiscal year 2006.  However, the Company does not feel that it is likely that all of such derivatives will convert within the fiscal year, and, in any event, such an event would only trigger the cessation of small business status upon a subsequent fiscal year with the same result.  In that event, regular issuer status would commence is fiscal year 2008.

2.  Revise to include the undertakings in the form now required as a result of the changes that resulted from Securities Act Reform, which became effective in December.  Also ensure that you include all required undertakings.

                Please see enclosed Amendment No. 1, which contains the new form of undertakings.

We appreciate the Staff’s attention to this matter. Should you have any questions, or wish to discuss any of the responses set forth above or in Amendment No. 1, please do not hesitate to contact Raymond A. Lee at (949) 708-6510.

Sincerely,

/s/ Raymond A. Lee

Raymond A. Lee